[Letterhead of Thompson Hine LLP]

February 22, 2006

By EDGAR and Fax

Linda van Doorn

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:	InnSuites Hospitality Trust
Form 10-K for the year ended January 31, 2005
Form 10-Q for the quarter ended April 30, 2005
Form 10-Q for the quarter ended July 31, 2005
Form 10-Q for the quarter ended October 31, 2005
File No. 1-07062

Dear Ms. van Doorn:

This letter is in response to your letter dated February 17, 2006 addressed to Anthony B. Waters, Chief Financial Officer of InnSuites Hospitality Trust (the “Trust”).

Your letter indicated that the Securities and Exchange Commission’s staff has an additional comment as a result of your review of the Trust’s response letter dated February 13, 2006, and requests further information in order to better understand the Trust’s disclosure.

The additional staff comment from your February 17 letter is set forth in full below.

Form 10-Q for the quarter ended July 31, 2005

Consolidated Financial Statements

Note 6 – Sale of Hotel Property, page 9

1.               We have read your response and supplemental schedule provided to us in connection with prior comment 1.  Please file the supplemental schedule as correspondence on EDGAR.  As it relates to your proposed accounting treatment, we would not object to your accounting for the gain on the sale of the Phoenix hotel as income provided that the appraised value of the property is considered to be a reliable estimate of the fair value of the property and provided that your management and licensing agreements which are based on a percentage of revenue and paid monthly approximates market value.  Refer to paragraph 31 of SFAS 66.  This position is also based on the presumption that there are no other forms of continuing involvement as discussed in SFAS 66 that would preclude gain recognition.  Please advise us.

Pursuant to your request, we will file the supplemental schedule that accompanied our response of February 13, 2006 on EDGAR together with this letter.  An appraisal of the Phoenix, Arizona hotel property was conducted approximately 90 days prior to the approval of the sale by the Board of Trustees and the Trust considers the appraised value of that property to be a reliable estimate of its fair value.  The management and licensing agreements, between the Trust and Northern Phoenix Resort LLC, are based on a percentage of revenue and are paid monthly, and do not require the Trust to provide services without compensation or compensation less than prevailing rates or on terms unusual for  the services to be provided. The Trust believes that the management and licensing agreements approximate market value.  The Trust does not believe that there are any other forms of continuing involvement as discussed in SFAS 66 that would preclude gain recognition as income.

The Trust acknowledges that the Trust is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to a filing; and the Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please call me at (216) 566-5738 or Anthony Waters at (602) 944-1500 x207 if you have any questions.

Very truly yours,

/s/ Daniel T. Young

Daniel T. Young

cc:                                 James Wirth, InnSuites Hospitality Trust

Anthony Waters, InnSuites Hospitality Trust

Mark Weber, Epstein, Weber & Conover, P.L.C.

Phoenix Northern Resort, LLC

Ownership Interest at July 27, 2005

		Units	% Units	Trust Shares	% Shares	% units of persons who own Shares

Anderson	Gary & Eugenia	2.00	1.20%	0	0.00%	0.00%
Anderson	Mason & Donna	2.00	1.20%	98,606	1.07%	1.20%
Bendheim	Ronnie	2.00	1.20%	29,393	0.32%	1.20%
Carroll	James & Ger	1.00	0.60%	0	0.00%	0.00%
Ellis	Dolan	2.00	1.20%	0	0.00%	0.00%
Ellis	Rose	1.00	0.60%	0	0.00%	0.00%
FindeisenTr	Flora	4.00	2.41%	0	0.00%	0.00%
Follmer	Audrey J	1.00	0.60%	0	0.00%	0.00%
Gonzales	Jose J.	13.00	7.83%	0	0.00%	0.00%
Grant	Robert	4.00	2.41%	1,563	0.02%	2.41%
Grieb Ttee	Shirley R	6.00	3.61%	0	0.00%	0.00%
Hayden	Guy C	25.00	15.06%	13,746	0.15%	15.06%
Hayes	Holland & Laura	2.00	1.20%	0	0.00%	0.00%
Hoffmann	Jewel Hunt	2.00	1.20%	0	0.00%	0.00%
Huerstel	Genevieve	2.00	1.20%	0	0.00%	0.00%
Jeschke	Robert & Mary	2.00	1.20%	0	0.00%	0.00%
Kochert ByP	Wayne J	4.00	2.41%	0	0.00%	0.00%
Kochert Sur	Wayne J	4.00	2.41%	0	0.00%	0.00%
Koziol	Thomas	2.00	1.20%	12,104	0.13%	1.20%
Lamphere	WA or Elizabe	2.00	1.20%	0	0.00%	0.00%
Long	Chris - Linda	1.00	0.60%	0	0.00%	0.00%
McNaughton	Thomas	1.00	0.60%	0	0.00%	0.00%
Monte	Donald A.	7.00	4.22%	0	0.00%	0.00%
Monte	Richard/Carol	2.00	1.20%	0	0.00%	0.00%
Moseley	Paul L.	4.00	2.41%	0	0.00%	0.00%
Murray	James V.	2.00	1.20%	0	0.00%	0.00%
Pelegrin	Larry & Mary	2.00	1.20%	3,870	0.04%	1.20%
Rare Earth Financial		36.00	21.69%	0	0.00%	0.00%
Rever	Louis G	1.00	0.60%	0	0.00%	0.00%
Rosenthal Tt	Dr Jean	1.00	0.60%	0	0.00%	0.00%
Rosenthal Tt	Dr Thomas	1.00	0.60%	0	0.00%	0.00%
Sabel	Arnie&Carol	1.00	0.60%	0	0.00%	0.00%
Smith	Dan	3.00	1.81%	0	0.00%	0.00%
Southard	Fred & Lois	1.00	0.60%	20,308	0.22%	0.60%
Tisdale	Vernon & Mir	6.00	3.61%	0	0.00%	0.00%
Turpin	Ted	2.00	1.20%	3,758	0.04%	1.20%
Waldmann	Edward	7.00	4.22%	7,989	0.09%	4.22%
Wirth	James	2.00	1.20%	0	0.00%	0.00%
Wood	Martin & Susan	1.00	0.60%	0	0.00%	0.00%
Zemer Invstm	James	2.00	1.20%	93,607	1.02%	1.20%
		166.00	100.00%		3.08%	29.52%

	Outstanding shares		9,190,289